Mail Stop 3561

December 29, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Denis McGlynn
Chief Executive Officer
Dover Downs Gaming and Entertainment Inc.
1131 North Dupont Highway
Dover, Delaware 19901

> **Re:** **Dover Downs Gaming and Entertainment Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 1-16791**

Dear Mr. McGlynn:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Risk Factors, page 11

1. In future filings, please revise to list all your risk factors in this section under the heading, "Risk Factors." Cross-referencing a later section of your filing is not appropriate.

Factors That May Affect Operating Results; Forward-Looking Statements, page 21

2. We note that you have included a bullet point list of risks that may affect your business. In future filings, please revise your "Risk Factors" section to elaborate on how each of these risks apply to your business. Set forth under each risk factor a subcaption that adequately describes the risk. For example, explain how "general market and economic conditions, including consumer and corporate spending sentiment," poses a risk to your business. Refer to Item 503(c) of Regulation S-K.

Signatures, page 31

3. Your Form 10-K must be signed by your principal executive officer and your principal accounting officer, in their individual capacities. In subsequent filings, please revise your signature page accordingly. Refer to Form 10-K and General Instruction D(2)(a) of Form 10-K.

4. The name of each director who signs your 10-K must have a separate line indicating his signature, his name under the signature, and the date signed, even if another individual acted as attorney-in-fact. In subsequent filings, please revise accordingly. Refer to Form 10-K and General Instruction D(2)(b) of Form 10-K.

Item 2-Properties, and
Note 10-Related Party Transactions, page 49

5. We note your disclosure regarding the easement agreement where Dover Downs Gaming and Entertainment (Gaming) uses Dover Motorsports' 5/8-mile harness racing track which does not require the payment of any rent, in exchange for use of Gaming's indoor grandstands at no charge in connection with motorsports events. We note that it appears the easement has a material impact on the company, as it provides for the free and exclusive use of the harness track for the period from November 1 through April 30, in exchange for free use of Gaming's indoor grandstands during any motorsports events. Please note that all costs of doing business, including costs incurred by parent and others, should be reflected in historical financial statements. In this regard, please advise us what amounts, if any, associated with this related party transaction have been reflected in the financial statements and if no amounts have been reflected please explain why you believe your management's accounting treatment for the use of the easement is appropriate,

including the authoritative accounting guidance your relied upon which supports the basis for your conclusion. We may have further comment upon reviewing your response.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Timothy R. Horne, CFO
        (302) 857-3253